January 22, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael C. Foland

Re:	Desktop Metal, Inc.
Registration Statement on Form S-1
Filed January 19, 2021
Registration No. 333-251653

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on January 26, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Desktop Metal, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact John Chory of Latham & Watkins LLP, counsel to the Company, at (617) 948-6032, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Desktop Metal, Inc.

	By:	/s/ Ric Fulop
Ric Fulop
Chief Executive Officer, Chairman and Director

cc: John H. Chory, Esq.
Susan L. Mazur, Esq.
Emily E. Taylor, Esq.